BIONEUTRAL GROUP, INC.
211 Warren Street
Newark, New Jersey  07103

July 8, 2011

VIA EDGAR AND FACSIMILE

Andrew D. Mew
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	BioNeutral Group, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2010
Filed February 15, 2011
Form 10-Q for the Fiscal Quarter Ended April 30, 2011
Filed June 14, 2011
File No. 333-149235

Dear Mr. Mew:

We acknowledge receipt of the letter of comment, dated July 1, 2011, from the Division of Corporation Finance (the “Comment Letter”) with regard to the above-captioned matters.  The following reflects our responses to the Comment Letter.  The responses are numbered to coincide with the numbering of the comments in the Comment Letter.

Form 10-Q for the Fiscal Quarter Ended April 30, 2011

Financial Statements and notes

Note 8-Stockholder’s Equity (and Non-Controlling Interests), page 9, Non-controlling Interests, page 11

1.
We note your response to comment four and the revised disclosure on the face of the condensed consolidated balance sheets on page 1.  However, we note your contradictory disclosure at the end of the footnote that the Series A Preferred Stock is not recognized in the non-controlling interest line item.  Please advise us or revise.

June 8, 2011

Please see our revised disclosure below which we will incorporate into our future filings:

The Series A Preferred Stock is recognized in the Non-Controlling Interest. If the 76,828 shares of preferred stock were fully converted into shares of BioLabs common stock and Preferred Shareholders did not elect to exchange those shares for Company common stock, the Non-Controlling interest would be 9.19% as of April 30, 2011 and  if  83,762 shares of preferred stock were fully converted into shares of BioLabs common stock at October 31, 2010 and Preferred Shareholders did not elect to exchange those shares for Company common stock, the Non-Controlling interest would be 11.84% as of October 31, 2010.

BioNeutral Group, Inc. acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and BioNeutral Group, Inc. will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact our outside counsel, Robert H. Friedman, at (212) 451-2220 or Jason S. Saltsberg at (212) 451-2320.

Sincerely,

/s/ Stephen Browand

Stephen Browand
President and Chief Executive Officer

cc:	Robert H. Friedman, Esq.,
Olshan Grundman Frome Rosenzweig & Wolosky LLP